Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated October 12, 2006, relating to the consolidated financial statements and financial statement schedule of Insight Equity A.P. X, LP d/b/a Vision-Ease Lens and Subsidiaries as of December 31, 2005 and 2004, and for the year ended December 31, 2005, for the two months ended December 31, 2004, and for the ten months ended October 31, 2004 (Predecessor) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 4) appearing in the Prospectus, which is a part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

DELOITTE & TOUCHE LLP

Minneapolis, MN

October 12, 2006